Writer's Direct Voice: (805) 879-1813 Writer's Direct Fax: (805) 879-1872 thopkins@sheppardmullin.com

VIA EDGAR AND OVERNIGHT DELIVERY

May 26, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-3628

Attention:	Larry Spirgel, Assistant Director Scott Hodgdon, Staff Attorney
	Re:	RealD Inc. Registration Statement on Form S-1 Filed on April 9, 2010, as amended May 10, 2010 File No. 333-165988

Dear Mr. Spirgel and Mr. Hodgdon:

        On behalf of our client, RealD Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto, relating to the Company's initial public offering of common stock (the "Offering").

        Amendment No. 2 to the Registration Statement ("Amendment No. 2") contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission ("SEC") in the Staff's comment letter dated May 17, 2010. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

        Concurrently with the transmission of this correspondence via EDGAR, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 2.

        In addition, with respect to updated statistical and third-party industry data in Amendment No. 2, as requested by the Staff in prior comment 4 of the Staff's letter dated May 6, 2010, we have identified and supplementally provided under separate cover copies of the following studies and publications:

  •
  Amendment No. 2, pages 1, 75 and 85, "Seventeen of the world's top 18 motion picture exhibitors utilize RealD Cinema Systems in their theaters..."

    Source: Data from Screen Digest as further calculated by the Company. Publicly-available with a fee.

  •
  Amendment No. 2, pages 3, 39 and 79, "We anticipate that 23 3D motion pictures will be released worldwide during 2010..."

    Sources:

    •
    Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

    •
    Information regarding My Soul to Take, Box Office Mojo. Retrieved on May 25, 2010 from http://www.boxofficemojo.com/movies/?id=mysoultotake.htm. Publicly-available without a fee.

  •
  Amendment No. 2, page 79, "The following table shows the 3D motion pictures released or scheduled for release on 3D-enabled screens during 2010, the motion picture studios and the release dates (announced as of May 20, 2010)."

    Sources:

    •
    Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

    •
    Information regarding My Soul to Take, Box Office Mojo. Retrieved on May 25, 2010 from http://www.boxofficemojo.com/movies/?id=mysoultotake.htm. Publicly-available without a fee.

  •
  Amendment No. 2, page 82, "Thirty-two 3D motion pictures are currently slated for release by the major motion picture studios in 2011..."

    Sources:

    •
    Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

    •
    Information referring to Buck Rogers, IndieMoviesOnline.com. Retrieved on May 25, 2010 from http://www.indiemoviesonline.com/news/paul-ws-anderson-to-set-up-buck-rogers-space-expeditions-250310. Publicly-available without a fee.

    •
    Information regarding Popeye, FamilyVideo.com. Retrieved on May 25, 2010 from
    http://www.familyvideo.com/entertainment-news/article/19685486/popeye-will-return-to-the-big-screen-in-2011
    Publicly-available without a fee.

    •
    Information regarding The Ring 3, MovieNewz. Retrieved on May 25, 2010 from http://www.movienewz.com/ring-3d/. Publicly-available without a fee.

    •
    Information regarding Three Musketeers, ComingSoon.net. Retrieved on May 25, 2010 from http://www.comingsoon.net/news/movienews.php?id=65998. Publicly-available without a fee.

    •
    Information regarding Zombieland 2, MovieFone. Retrieved on May 25, 2010 from http://www.moviefone.com/movie/zombieland-2-3d/10022593/main. Publicly-available without a fee.

  •
  Amendment No. 2, page 82, "The following table shows some of the motion pictures released on RealD-enabled screens in 2009 and 2010, the motion picture studios, the release dates, the domestic box office for those motion pictures on RealD-enabled screens, the RealD domestic box office as a percentage of total domestic 3D box office, and the RealD domestic box office as a percentage of the total domestic 2D and 3D box office..."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

  •
  Amendment No. 2, page 82, "Approximately 67% of Avatar's total domestic 3D box office through May 23, 2010 was generated on RealD-enabled screens."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

  •
  Amendment No. 2, page 82, "Approximately 72% of Alice in Wonderland's total domestic 3D box office through May 23, 2010 was generated on RealD-enabled screens."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

Summary consolidated financial and other data, page 7
Selected consolidated financial and other data, page 35

1.
Please refer to footnote (3) on page 8. Revise to delete (ii)-(v). The pro forma balance sheet should only give effect to the automatic conversion of preferred stock into common stock.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see page 8 of Amendment No. 2.

Public Company Expenses, page 40

2.
We note your response to prior comment 14 from our letter dated May 6, 2010. Revise to specifically describe the estimated costs of being a public company.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see pages 40 and 41 of Amendment No. 2.

Compensation Discussion and Analysis, page 103

Fiscal 2011 salaries, page 109

3.
We note your responses to prior comments 22 and 23 from our letter dated May 6, 2010. Please revise your disclosure here to clarify that while the new employment agreements will be effective as of April 1, 2010, the base salary increases will be retroactive to January 1, 2010 and that base salary will be further increased following an initial public offering.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see pages 105 and 106 of Amendment No. 2.

Part II, Item 16, Exhibits and Financial Statement Schedules, page II-3

4.
We note your response to prior comment 41 from our letter dated May 6, 2010. Please re-file Exhibit 10.20 to include all exhibits to the Credit and Security Agreement. To the extent that an exhibit to the Credit and Security Agreement has been filed as an independent exhibit to your registration statement, please note that in your revised exhibit.

  Response:    In response to the Staff's comment, the Company has re-filed Exhibit 10.20, the Credit and Security Agreement and Exhibit 10.22, Second Amendment to Credit and Security Agreement, together with all exhibits to each. In addition, the Company has noted in the re-filed and revised Exhibit 10.22, Second Amendment to the Credit Agreement, that "Exhibit B" of this agreement has been filed as Exhibit 10.26, Term Note as an independent exhibit to the Registration Statement.

* * *

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (805) 879-1813 or to Louis Lehot at (650) 815-2640. Comments may also be sent via facsimile to (805) 879-1872.

Very truly yours,
/s/ C. Thomas Hopkins
C. Thomas Hopkins
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:
Michael V. Lewis, RealD Inc.
Andrew A. Skarupa, RealD Inc.
Craig Gatarz, Esq., RealD Inc.
Linda Michaelson, Esq., Sheppard, Mullin, Richter & Hampton LLP
Louis P.A. Lehot, Esq., Sheppard, Mullin, Richter & Hampton LLP
Steven B. Stokdyk, Esq., Latham & Watkins LLP